Mail Stop 3561

June 4, 2008

By U.S. Mail and facsimile to (985) 801-5716

Manuel J. Perez De La Mesa
President and Chief Executive Officer
Pool Corporation
109 Northpark Boulevard
Covington, Louisiana 70433-5001

> **Re: Pool Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 000-26640**

Dear Mr. Perez De La Mesa:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 22

1. We note your references on pages 1, 24, and 27 to the installed base of swimming pools. Please tell us if this is a metric that management tracks. If so, tell us how you considered quantifying your installed base of swimming pools to your investors and explaining how this measure is calculated, as this would appear to provide important context in understanding trends in revenues related to sales of non-discretionary products. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are unique to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

2. We note your analysis of the change in net sales at the top of page 24. To the extent that the product line sales mix changes materially from period to period, please quantify and further analyze those sales mix changes in MD&A. For example, we note your disclosures here and on page 3 that the percentage from non-discretionary items, such as maintenance products and repair and replacement parts, to total revenues is increasing due to the current economic environment. Given this, we believe quantification and analysis of these changes in sales mix would be an important part of providing your investors with a view of the company through the eyes of management.

3. In future filings, when you list multiple factors that contributed to changes in an income statement line item, please quantify the impact of *each* factor that you discuss, if possible, to provide your readers with better insight into the relative weight of each factor. For example, when discussing the increase in operating expenses, please quantify the amounts that each of the five distinct factors contributed to that increase.

4. Please also apply the above MD&A comments to your Forms 10-Q.

Contractual Obligations, page 32

5. We note you have minimum purchase requirements under vendor agreements, primarily related to chemicals. We also note that these requirements are either based on a percentage of your total purchases for a product category or a minimum number of pounds of chemicals at prevailing market prices. Since the amounts are not reasonably estimable as of December 31, 2007 due to unknown variables, please consider disclosing

the minimum number of pounds of chemicals you are obligated to purchase and the minimum and maximum range of price(s) for those chemicals during the most recent year to provide your readers with some context around these obligations.

6. We note your statement that the debt in your contractual obligations table does not include estimated future interest expense. Based on your statements of income, your interest expense appears to represent a material contractual obligation; as such, it appears you should include this obligation in your disclosures under Item 303(a)(5) of Regulation S-K. Please disclose your interest obligations using the same periods (e.g. less than one year, one to three years) seen in the table, as we believe this provides valuable information to your investors about your future contractual obligations. Where your interest is variable, we will not object to estimations of your future interest expense along with an explanation of your estimation methodology, such as using the actual interest rate in effect at the most recent year-end. Refer to footnote 46 in our Release 33-8350.

Financial Statements, page 34

Notes to Consolidated Financial Statements, page 41

Note 1 – Organization and Summary of Significant Accounting Policies – Segment Reporting, page 41

7. We note that you sell several categories and types of products. Please supplementally provide to us, and disclose to your investors, the product line revenue disclosures required by paragraph 37 of SFAS 131 for each period presented. Based on your disclosure on page 3, it appears that your product lines may be similar to the following:

    - Maintenance products such as chemicals, supplies and pool accessories
    - Repair and replacement parts for cleaners, filters, heaters, pumps and lights
    - Packaged pool kits including walls, liners, braces and coping for in-ground and above-ground pools
    - Pool equipment and components for new pool construction and the remodeling of existing pools
    - Irrigation and landscape products, including professional lawn care equipment
    - Complementary products, including building materials used for pools installations and remodeling, such as concrete, plumbing and electrical components and pool surface and decking materials
    - Complementary products, including discretionary recreational and related outdoor lifestyle products, such as pool toys and games outdoor furniture and grills.

8. Based on your disclosures, it appears that you consider each of your sales centers to be an operating segment under SFAS 131. If our understanding is correct, please explain to us in more detail how you determined it was appropriate to aggregate all of your operating segments into a single reportable segment in accordance with the guidance in paragraph

17 of SFAS 131 and EITF 04-10. In this regard, we note from your disclosure on page 4 that the sales centers in your SCP and Superior networks distribute swimming pool supplies, equipment and related leisure products and the sales centers in your Horizon network distribute irrigation and landscape products. Based on your disclosures elsewhere in the filing, it is unclear to us that your irrigation and landscape products have similar long-term average gross margins when compared to your swimming pool supplies, equipment and related leisure products, particularly in the current challenging economic environment. Please advise.

Note 7 – Share-Based Compensation, page 53

9. We note your disclosure on page 55 concerning unrecognized compensation expense related to nonvested restricted stock and the weighted average period over which it is expected to be recognized. Please tell us what consideration you gave to making a similar disclosure for your nonvested stock options. Refer to paragraph A240(h) of SFAS 123R.

10. We read on page 55 that in 2006, you modified certain stock option agreements to reflect the proper grant dates and exercise prices, and that this had no material impact. We have the following comments:

- Please explain to us in reasonable detail the circumstances that led to these modifications, including how you discovered that the stock options agreements were improperly dated.
- Please explain to us how you determined the proper grant dates and exercise prices.
- Please quantify for us the impact of these modifications on your financial statements.
- Please tell us how you determined that no other stock option awards had incorrect grant dates or exercise prices.

Item 9A. Controls and Procedures, page 67

11. We note that your officers concluded that your disclosure controls and procedures were effective to ensure that the information required to be disclosed by you in your annual report was recorded, processed, summarized and reported accurately and within the time periods specified within the SEC's rules and instructions for Form 10-K. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 8-K filed April 24, 2008

12. We note your use of a non-GAAP measure you call "EBITDA" under Item 2.02 of the Form 8-K noted above and have the following comments:

- Since the measure you refer to as EBITDA excludes items in addition to what its acronym suggests, please revise the title of the measure you present. See our response to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- We read that you consider EBITDA an important indicator of the operational strength and performance of your business, including the ability to provide cash flows to fund growth, service debt and pay dividends. Given your reference to cash flows, it is unclear to us whether you are using this measure as a performance measure or a liquidity measure. We remind you that if you use this measure as a liquidity measure, you should reconcile this measure to your cash flows generated by operating activities or another appropriate GAAP measure from your statement of cash flows. See footnote 26 to our Release 33-8176.

- If you use this measure as a performance measure, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why depreciation and amortization of fixed assets and intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Also refer to our guidance on excluding stock-based compensation from non-GAAP measures in SAB Topic 14G.

- If you propose to change your disclosures in the future, please show us how your disclosures will be revised.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 13

Base Salary, page 15

13. We note your indication that you target total executive compensation and total cash compensation at the adjusted peer group's median compensation for similar positions. In future filings, please tell us how you adjust this amount.

Annual Cash Incentive, page 16

14. In future filings, please disclose how you arrived at the amounts reflected in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table based upon the 2007 targets presented here. We note your indication that the Committee exercised discretion in awarding your executive officers approximately 10% to 20% of base salary above the calculated bonus levels for the 2007 annual bonus plan. Clearly state which, if any, of the financial measures were met and/or if the amounts paid represent satisfaction of the individual's business objectives.

15. We note that you have not provided a quantitative discussion of the specific terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentive in 2008. In future filings, please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the stock price would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. See Item 402 (b)(2)(v) of Regulation S-K. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Long-Term Non-Equity Incentive, page 17

16. In future filings, please elaborate upon your discussion to explain what the terms of the new Program are and what specific earnings objectives are assessed for purposes of incentives under this plan. In doing so, please discuss how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

Executive Compensation, page 20

Summary Compensation Table, page 20

17. We refer you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Perez De La Mesa received option awards that were significantly higher than the amount received by the other named executive officers. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

18. In future filings, please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation and explain the differences in compensation structure such as why some executives are entitled to annual salary increases and others to merit increases. See Item 402(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 31

19. In future filings, please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director